SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

QEP Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74733V100
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,875,653
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,875,653
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,875,653
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 21, 2013 (the "Original Schedule 13D"), Amendment No. 1 filed on November 13, 2013 ("Amendment No. 1"), and Amendment No. 2 filed on January 13, 2014 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of QEP Resources, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 16,875,653 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $495.1 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by the Reporting Person in commingled margin accounts, which may extend margin credit to the Reporting Person from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 23, 2014, the Reporting Person entered into an agreement with the Issuer (the "Cooperation Agreement"). Under the terms of the Cooperation Agreement, the Issuer (i) appointed William L. Thacker, III ("Mr. Thacker") to the Issuer's board of Directors (the "Board") as a Class III director (whose terms expire in 2016) to serve, subject to the terms of the Cooperation Agreement, until the consummation of a transaction effecting a separation of the Issuer's midstream business through a previously announced spin-off, or through a sale or other transaction (the "Separation"); (ii) will appoint Mr. Thacker to any committee of the Board designated to review or oversee the Separation; and (iii) will include Mr. Thacker in the deliberations of the Board regarding all significant matters in connection with the Separation, including the use of proceeds (if any) from the Separation, and use its reasonable best efforts to include Mr. Thacker in any material deliberations of any other committee of the Board with respect to the Separation.

During the Cooperation Period (as defined therein), the Reporting Person agreed (i) to vote in favor of the current members of the Board that will be up for election at the 2014 annual meeting of shareholders of the Issuer (the "Annual Meeting"); (ii) not to submit any proposal for consideration at, or bring any other business before, the Annual Meeting or initiate, encourage or participate in any "withhold" or similar campaign with respect to the election of directors at the Annual Meeting; and (iii) not to publicly or privately support or encourage any other stockholder to take any such actions. In addition, the Reporting Person agreed that, while Mr. Thacker remains a director, if the Reporting Person provides notice to the Issuer of its intention to nominate a director for election at the Issuer's 2015 annual meeting of shareholders, the Reporting Person will not seek to replace at least one of the Issuer's Class II directors then standing for election.

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 4 of 6 Pages

Under the Cooperation Agreement, the Reporting Person and the Issuer each agreed to customary non-disparagement provisions.

On February 24, 2013, the Reporting Person and the Issuer issued a joint press release announcing the Cooperation Agreement and its material terms (the "Press Release").

The foregoing summaries of the Cooperation Agreement and the Press Release are qualified in their entirety by reference to the full texts of the Cooperation Agreement and the Press Release, copies of which are attached as Exhibit D and Exhibit E, respectively, to this Amendment No. 3 and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 179,281,102 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 5, 2013.

At the close of business on February 21, 2014, the Reporting Person may be deemed to beneficially own 16,875,653 Shares, constituting approximately 9.4% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 16,875,653 Shares, which powers are exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person since Amendment No. 2 is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed in Exhibit A hereto were effected in open market purchases through various brokerage entities.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 23, 2014, the Issuer and the Reporting Person entered into the Cooperation Agreement, the terms of which are described in Item 4 of this Amendment No. 3. A copy of such agreement is attached as Exhibit D to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit A:	Transactions in the Shares effected Since Amendment No. 2.
Exhibit D:	Cooperation Agreement, dated February 23, 2014.
Exhibit E:	Press Release, issued February 24, 2014.

CUSIP No. 74733V100	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel